Exhibit 99.1

posco 2018 2Q Earnings Release July 23, 2018 posco 50 YEARS

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the second quarter of 2018. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

Parent Performance (Production/Sales)

Shipment Down, Sales Price Increased, WP and Domestic Sales Ratio Up

(thousand tons, thousand KRW/ton)

	2Q 17	1Q 18	2Q 18	QoQ
Crude Steel Production	8,801	9,288	9,377	+89
Product Production	8,520	9,072	9,027	-45
STS	518	493	534	+41
Product Sales	8,463	9,294	8,960	-334
STS	509	510	528	+18
Carbon Steel ASP	705	710	730	+20
WP Sales Ratio(%)	56.0	54.9	55.6	+0.7%p
Export Ratio(%)	46.7	43.1	42.5	-0.6%p
Product Inventory	977	1,055	1,070	+15

[QoQ Analysis]

○ **Crude steel production increased due to more production days, product production volume slightly decreased from facility maintenance in Gwangyang Works**

· Crude Steel : P) +126, G) -37 thousand tons
· Product : P) +139, G) -184 thousand tons

* Major maintenance projects : G) #1HR, #2CR, # 4CR, #4CGL, etc.

○ **Product sales volume went down due to the base effect of inventory sales in previous quarter and facility maintenance in Gwangyang Works**

· HR(-263 thousand tons), CR(+22 thousand tons), etc.

○ **Average Sales Price (ASP) heightened**

· Carbon Steel(+20k KRW/ton), STS Steel(+6k KRW/ton)

○ **WP sales ratio went up (57% target for '18)**

· WP Sales Volume : ('18.1Q) 4,788k → ('18.2Q) 4,663k tons

○ **Strategy to expand domestic sales ratio continued (60% target for '18)**

*P) Pohang Works, G) Gwangyang Works

3

2018 2Q Earnings Release | July 23, 2018

Parent Performance Lower Profits from Sales Volume Decrease, Raw Material Price and Cost Increase (billion KRW) 2Q 17 1Q 18 2Q 18 QoQ Revenue 7,134 7,761 7,705 -56 Cost of Goods Sold 6,133 6,290 6,431 +141 Gross Profit (Gross Margin) 1,001 (14.0%) 1,471 (19.0%) 1,274 (16.5%) -197 SG&A 416 455452 -3 Operating Profit (Operating Margin) 585 (8.2%) 1,016 (13.1%) 822(10.7%) -194 Non-Operating Profit 66 37 -33 -70 Net Profit (Net Margin) 509 (7.1%) 769 (9.9%) 580(7.5%)-189 [QoQ Analysis] Despite sales price hike, operating profit reduced due to shrink in sales volume and cost increase (-194bn KRW) · Revenue (-56bn KRW) : Sales volume down -233 Sales price up +177 ·COGS (+141bn KRW): Sales volume down -185 Raw material price up +116 Property tax and other costs +210 Net profit decreased on operating profit decline, LNG value-added tax, etc. (-189bn KRW) · Operating profit -1 94bn KRW · Payment of LNG value-added tax - 132bn KRW · Decline in dividend income -44bn KRW ·Reduced impairment losses on assets, corporate income tax, etc. +1 81bn KRW [Financial Structure] Liabilities Ratio 16.3%18.5% 17.4%NetDebt -153 -3,154 -2,243 bn KRW ‘17 .2Q ‘18.1Q ‘18.2Q 2018 2Q Earnings Release | July 23, 2018 4

Consolidated Performance

Weakened Domestic Steel and Non-Steel Businesses Affected Lower Consolidated Earnings Despite Improved Overseas Steel Performance

(billion KRW)

	2Q 17	1Q 18	2Q 18	QoQ
Revenue	14,944	15,862	**16,083**	+221
Gross Profit	1,869	2,386	**2,164**	-222
(Gross Margin)	(12.5%)	(15.0%)	**(13.5%)**	
SG&A	890	898	**912**	+14
Operating Profit	979	1,488	**1,252**	-236
(Operating Margin)	(6.6%)	(9.4%)	**(7.8%)**	
Non-Operating Profit	-59	-29	**-19**	+10
Share of Profit(Loss) of Equity-accounted Investees	-65	87	**-56**	-143
Finance Income and Costs	-82	-63	**-174**	-111
Foreign Currency Transaction & Translation Gain(Loss)	-24	11	**-150**	-161
Net Profit	530	1,084	**637**	-447
(Net Margin)	(3.5%)	(6.8%)	**(4.0%)**	
Profit Attributable to Owners of the Controlling Company	513	994	**582**	-412

[QoQ Analysis]

○ **Domestic steel and non-steel including trading and energy sectors saw reduction of operating profit**

· Steel (-160bn KRW) : POSCO earnings down despite improvement in overseas steel businesses

· Non-steel (-60bn KRW) : Daewoo and Energy profit decreased

※ Aggregated Operating Profit by Segment

(bn KRW)	1Q18	2Q18	QoQ
Steel	1,184	1,024	-160
POSCO	1,016	822	-194
Overseas Steel	120	155	+35
Non-Steel	353	293	-60
Total	1,537	1,317	-220

○ **Net profit went down due to equity method and F/X-related losses**

· Operating profit -236bn KRW

· Losses of equity-accounted investees -143bn KRW

· Foreign currency transaction & translation loss, etc. -68bn KRW

5

2018 2Q Earnings Release | July 23, 2018

Aggregated Earnings by Segment (billion KRW) Revenue Operating Profit Net Profit Segment 2Q 17 1Q 18 2Q 18 2Q 17 1Q 18 2Q 18 2Q 17 1Q 18 2Q 18 Steel 11 ,597 12,508 12,724 715 1,184 1,024 535 833 668 Trading 9,586 9,322 9,507 103 160 140 15 103 -6 E &C 1,808 1,592 1,824 65 84 86 -6 64 38 Energy 356 501 450 31 66 12 10 64 8 I C T 218 221 222 11 9 16 10 8 13 Chemicals/ 639 708 748 43 34 39 27 22 30 Materials, etc. Total 24,204 24,852 25,475 968 1,537 1,317 591 1,094 751 2018 2Q Earnings Re lease July 23, 2018 6

Consolidated Performance (B/S) Cash Balance and Equity Reduced from Repaying Hybrid Bond (billion KRW) 2Q 17 1Q 18 2Q 18 QoQ Current Asset 29,876 32,908 33,386 +478 Cash Balance* Accounts Receivable Inventories 7,533 9,702 9,712 10,676 9,284 10,303 9,569 9,698 10,639 -1,107 +414 +336 Current Ratio(%) 157.6 168.0 167.7 -0.3%p Non-Current Asset 49,632 47,574 46,577 -997 Other Long-term Financial Assets** PP&E 3,566 32,843 2,764 31 595 2,741 31,431 -23 -164 Total Assets 79,508 80,482 79,963 -519 Liabilities 32,616 32,531 32,238 -293 Current Liabilities Non-Current Liabilities (Interest-bearing Debt) 18,963 13,653 22,375 19,587 12,944 21 ,082 19,910 12,328 21,270 +323 -616 +188 Liabilities Ratio (%) 69.6 67.8 67.5 -0.3%p Equity 46,892 47,951 47,725 -226 Owners of the controlling company 43,120 44,260 43,970 -290 Remarks · POSCO cash balance (-851bn KRW) : Repayment of hybrid bond, dividend payment, etc. ·AlP and inventory assets went up on increased sales price and manufacturing cost ·Held for sale of POSCO Power(625bn KRW) ·Current portion of long-term bond (350bn KRW) · Repayment of hybrid bond -800bn KRW, Net profit +637bn KRW, etc. Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities Includes other receivables 2018 2Q Earnings Release July 23, 2018 7

Domestic Subsidiaries (Parent-based) POSCO Daewoo Sales volume reduced in Myanmar gasfield due to the pipeline repair in China - Gas sales volume reduction (QoQ -21%) 2Q 17 1Q 18 2Q 18 QoQ Revenue 5,663 5,814 5,688 -126 Operating Profit 87 136 113 -23 Net Profit 16 92 37 -55 POSCO Energy Power sales price plunged in low season whereas LNG power generation volume increased - CP price decrease (12.1 5.4 KRW/kWh, QoQ -55%) 2Q 17 1Q 18 2Q 18 QoQ Revenue 329 467 417 -50 Operating Profit 21 54 3 -51 Net Profit -1 46 -5 -51 (billion KRW) POSCO E&C Profits sustained on a favorable trend in housing building segment despite extra costs occurred in overseas projects - 1H Consolidated new order taking: 6.1tn KRW (YoY+1.3tn KRW) 2Q 17 1Q 18 2Q 18 QoQ Revenue 1,564 1,416 1,647 +231 Operating Profit 55 90 87 -3 Net Profit 23 75 67 -8 POSCO Chemtech Sales of anode materials propelled whereas refractories temporarily slow down - Sales volume of anode materials +940 tons (QoQ +31%) 2Q 17 1Q 18 2Q 18 QoQ Revenue 287 328 324 -4 Operating Profit 26 22 20 -2 Net Profit 20 18 16 -2 2018 2Q Earnings Release July 23, 2018 8

Overseas Subsidiaries (Pa rent-based) PT. Krakatau POSCO Recorded highest quarterly earnings on sales price hike and expansion of production/sales (million USD) 2Q 17 1Q 18 2Q 18 QoQ Revenue 350 381 446 +65 Operating Profit -4 22 50 +28 Net Profit -37 -16 7 +23 POSCO Maharashtra Sound domestic market contributed to increasing sales volume and price, leading to the highest quarterly operating profit (million USD) 2Q 17 1Q 18 2Q 18 QoQ Revenue 333 375 384 +9 Operating Profit 33 33 38 +5 Net Profit 23 19 8 -11 Zhangjiagang STS (ZPSS) Despite Ni price increase, profit shrank due to the weak market condition - LME Ni price: (Mar) 13,404-(Jun) 15,111 U$/ton (million USD) 2Q 17 1Q 18 2Q 18 QoQ Revenue 591 721 729 +8 Operating Profit 7 13 2 -1 1 Net Profit 4 9 2 -7 POSCO SS VINA Losses continued due to raw material price increase such as high scrap price - Increase of scrap price (QoQ +7.4%) (million USD) 2Q 17 1Q 18 2Q 18 QoQ Revenue 96 138 150 +12 Operating Profit -18 -3 -8 -5 Net Profit -22 -8 -14 -6 2018 2Q Earnings Release July 23, 2018 9

2018 Business Plan (trillion KRW, million tons) Business Plan 2017(A) 2018(E) Revenue 28.6 30.3 Crude Steel Production 37.2 37.7 Parent Product Sales 34.7 36.1 Capex 1.7 2.9 Debt 3.9 4.2 Revenue 60.7 64.1 Consolidated Capex 2.6 4.2 Debt 21.1 20.2 2018 2Q Earnings Release July 23, 2018 10

(Appendix) Global Steel Demand

Chinese Steel Market

"China's constant production cut and industry restructuring expected to drive strong price trend"

- ✓ Steel price rebounded in 2Q with stable demand and constant production curtailment measures from environment regulations
  - HR price hit the highest in May '18 since Dec '17
  - Steel PMI went up over 50 after Mar '18
- ✓ Chinese government's continuous restructuring including closure of 30 million tons of old facilities will help the current strong price level to sustain

[China's Steel Price/Steel PMI]



558
620
649
639
629
663
651
660
627
625
665
662
HR Domestic Price
(U$/ton)
Steel PMI
54.9
57.2
53.7
52.3
53.1
50.2
50.9
49.5
50.6
51.7
50.6
51.6
50
'17.7
8
9
10
11
12
'18.1
2
3
4
5
6

* Bloomberg(2018.6), China Federation of Logistics & Purchasing(2018.7)

Demand by Region

"Global steel demand is forecast to increase by 1.8% with recovery of emerging market"

- ✓ The U.S. and developed countries will show 2% range demand growth on a gradual economic recovery and demand increase for energy-related steel products
- ✓ Steel demand in emerging market is expected to grow at 5~6% on expansion of infrastructure investment backed by sound economic growth
- ✓ Chinese demand will remain the similar level from solid construction market despite weakened manufacturing industry due to trade war

[Steel Demand Outlook] (million tons)

Region	2015	2016	2017	YoY	2018(f)	YoY
U.S.	96.1	91.9	97.7	6.4%	100.3	2.7%
EU	153.9	158.4	162.3	2.5%	165.6	2.0%
China	672.3	680.3	736.8	8.3%	736.8	0.0%
India	80.2	83.6	87.2	4.3%	92.0	5.5%
ASEAN	65.1	74.1	70.3	-5.2%	74.9	6.6%
MENA	72.9	72.6	71.7	-1.1%	75.3	5.0%
World	1,501	1,516	1,587	4.7%	1,616	1.8%

* World Steel Association(2018.4)

11

2018 2Q Earnings Release | July 23, 2018

(Appendix) Domestic Steel Demand Demand Industry Outlook Automobile Production remained weak year-on-year due to worsened domestic consumer sentiment and export decrease caused by undermined price competitiveness [Production] (thousand cars) 9509631,0429932017.4Q 2018.1Q 2Q 3Q Shipbuilding Although global shipbuilding market bottomed out from the order draught, domestic new orders will be slow as recent global orders are going down [New Orders](million GT)4.4 6.6 3.7 4.6 2017.4Q 2018.1Q 2Q 3Q * Clarkson(201 8.7), POSRI(201 8.7) Construction Construction investment softened as new orders are decreasing from sluggish housing market and weakening public infra investment [Construction Investment]3.8% 1.8%0.8% -1.4%2017.4Q 2018.1Q 2Q 3Q *Bank of Korea(201 8.6) , POSRI(2018.7) *Korea Automobile Manufacturers Association(2018.7), POSRI(2018.7) Steel Supply and Demand (million tons) 2015 2016 2017 2018(f) 1Q 2Q 3Q YoY Nominal Consumption 55.8 57.1 56.4 53.8 13.1 13.2 13.8 - 1.7% Export 31.6 31.0 31.7 31.0 7.9 7.8 7.8 - 5.6% Production 74.1 74.3 77.2 76.0 18.8 18.9 19.3 -2.3% Import 13.2 13.7 10.9 8.8 2.2 2.2 2.3 -9.7% Including Semi-Product 22.1 23.7 19.7 15.4 4.1 3.8 3.9 - 15.0% * POSR I(2018.7) 2018 2Q Earnings Release July 23, 2018 12

(Appendix) Raw Materials Outlook

	Iron Ore
2018.2Q	Iron ore price moved at mid-U$60/ton range and maintained stable trend due to sufficient supply in the market with Chinese iron ore port inventory hitting another record high in Mar '18 at 160 million tons and major suppliers expanding production
2018.3Q	**"3Q fine ore price forecast at U$60~65/ton"** Weaker demand is expected as China enters into a slow construction season. Iron ore price is likely to trend around U$60/ton range similar to 2Q

	Coking Coal
2018.2Q	Hard coking coal price seemed stabilized at U$180/ton level with seasonal supply disruption resolved, but was lifted to U$200/ton level again due to market concerns that regular maintenance of East Australian railroads could lead to supply decrease
2018.3Q	**"3Q HCC price forecast at U$175~185/ton"** Coal demand will be stable with China entering off-season, but downward price will trend in a limited range as supply disruption risk is not completely removed with the possibility of East Australian railroad companies to reduce coal shipping volume



[Iron Ore Price]
(US$/ton)
58
70
86
63
71
66
74
65
60~65
2016 3Q
2016 4Q
2017 1Q
2017 2Q
2017 3Q
2017 4Q
2018 1Q
2018 2Q
2018 3Q(f)

*62% Fe IODEX CFR China (Quarterly Average Spot Price)



[Coking Coal Price]
(US$/ton)
93
200
285
191
189
204
229
190
175~185
2016 3Q
2016 4Q
2017 1Q
2017 2Q
2017 3Q
2017 4Q
2018 1Q
2018 2Q
2018 3Q(f)

*Premium LV HCC FOB Australia (Quarterly Price)

13

2018 2Q Earnings Release | July 23, 2018

(Appendix) Parent-based Earnings (P/L) Following 1Q, Operating Profit in 2Q Leaped Compared Year-on-Year (billion KRW) 2017 2018 1Q 2Q 3Q 4Q 1Q 2Q QoQ YoY Revenue 7,067 7,134 7,255 7,097 28,554 7,761 7,705 -56 +571 Cost of Goods Sold 5,843 6,133 6,083 5,774 23,833 6,290 6,431 +141 +298 Gross Profit 1,224 1,001 1,173 1,323 4,721 1,471 1,274 -197 +273 (Gross Margin) (17.3%) (14.0%) (16.2%) (18.6%) (16.5%) (19.0%) (16.5%) SG&A 429 416 451 523 1,819 455 452 -3 +36 Operating Profit 795 585 722 800 2,903 1,016 822 -194 +237 (Operating Margin) (11.3%) (8.2%) (9.9%) (11.3%) (10.2%) (13.1%) (10.7%) Non-Operating Profit 275 66 197 -86 452 37 -33 -70 -99 Net Profit 840 509 730 467 2,546 769 580 -189 +71 (Net Margin) (11.9%) (7.1%) (10.1%) (6.6%) (8.9%) (9.9%) (7.5%) 2018 2Q Earnings Release July 23, 2018 14